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                                                                       EXHIBIT 3

          MERCK ACQUIRES SIBIA NEUROSCIENCES, INC., A CALIFORNIA-BASED BIOTECHNOLOGY FIRM; ACQUISITION AUGMENTS MERCK'S DRUG DISCOVERY PROGRAM

        WHITEHOUSE STATION, N.J. and LA JOLLA, Calif., Aug. 2 /PRNewswire/ -- Merck & Co., Inc., (NYSE: MRK), a research-driven pharmaceutical company, and SIBIA Neurosciences, Inc., (Nasdaq: SIBI), a leading company in the biology and chemistry of discovering drugs for central nervous system disorders, today announced they have entered into a definitive agreement under which Merck will acquire SIBIA for $8.50 per share in cash. Merck will commence a tender offer for SIBIA shares by Aug. 6. The transaction will total approximately $87 million.

        "Acquiring SIBIA will significantly enhance Merck's excellent basic research capability in the field of central nervous system disorders," said Bennett M. Shapiro, executive vice president of worldwide licensing and external research, Merck Research Laboratories. "SIBIA researchers, who are among the best in the biotechnology industry, have opened several avenues for potential scientific discovery, and now we can further exploit them together."

        William T. Comer, Ph.D., president, chief executive officer and director of SIBIA, said: "By joining Merck, we will gain significant scientific, technological and financial support to help exploit our broad drug discovery platform and bring our basic research discoveries to the market. Merck has a rich tradition of biomedical research, and we are proud to be joining it."

        Richard N. Kender, Merck vice president of corporate development, said:
"In the search to discover and develop important medicines, Merck Research Laboratories relies on its strong internal capability, and complements that with external research collaborations. The acquisition of SIBIA strengthens our drug discovery research capability."

        "Merck already has a major CNS research facility in the United Kingdom and it has been very successful," Dr. Shapiro said. "SIBIA augments our already excellent CNS research and gives us a presence in the CNS research community in the United States."

        Upon closing of the agreement, SIBIA employees will become Merck employees. Merck intends to keep SIBIA's existing facilities in La Jolla, Calif.

        SIBIA stockholders owning approximately 33 percent of SIBIA's outstanding shares have committed to support the transaction and have entered into voting and option agreements, and SIBIA has granted Merck an option to purchase other SIBIA shares under certain conditions. The acquisition is subject to clearance under the Hart-Scott-Rodino Antitrust Improvements Act and the acquisition of a majority of SIBIA shares by Merck, as well as other customary conditions. The two companies expect to complete the acquisition in September 1999.

        Founded in 1981, SIBIA is engaged in the discovery and development of novel small molecule therapeutics for the treatment of neurodegenerative, neuropsychiatric and neurological disorders. The company, which went public in 1996, is a leader in the development of proprietary drug discovery platforms and technologies.



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        Merck is a global, research-driven pharmaceutical company that discovers, develops, manufactures and markets a broad range of human and animal health products, directly and through its joint ventures, and provides pharmaceutical benefit services through Merck-Medco Managed Care.

        SIBIA was represented by the investment banking firm CIBC World Markets.

        (For more information about the companies, visit http://www.sibia.com and http://www.merck.com.)


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